UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

CREATIVE LEARNING CORPORATIOn

(Exact name of Registrant as specified in its charter)

Delaware	000-52883	20-4456503
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

14 Kings Highway

Haddonfield, NJ 08033

(Address of Principal Executive Offices, including Zip Code)

(904) 824-3133
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: February 25, 2022

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

February 25, 2022

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE POTENTIAL CHANGE IN THE MAJORITY OF OUR DIRECTORS. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

This Information Statement is being mailed on or about February 25, 2022, to the holders of record as of February 24, 2022, of shares of common stock, par value $0.00001 per share (the “Common Stock”) of Creative Learning Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

On December 7, 2021, the Company entered into an Agreement and Plan of Share Exchange (the “Share Exchange Agreement”) among the Company, DriveItAway, Inc., a Delaware corporation (“DIA”) and the shareholders of DIA (the “DIA Shareholders”), pursuant to which the Company agreed to acquire DIA by issuing one share of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”) for each share of DIA common stock held by the DIA Shareholders (the “Share Exchange”). The closing of the Share Exchange (the “Closing”) occurred on February 24, 2022, at which time the Company issued 2,592,791 shares of Preferred Stock to acquire all of the issued and outstanding common stock of DIA. Each share of Preferred Stock is convertible into Common Stock at the holder’s election into 33.94971 shares of Common Stock, which entitles the holders thereof 85% of the Company’s outstanding Common Stock on a fully diluted basis.

As a condition of Closing, Chris Rego and Rod Whiton resigned as officers of the Company, and John Possumato was appointed chief executive officer and Adam Potash was appointed chief operating officer. Mike Elkin remained as chief financial officer.

As a further condition of Closing, Chris Rego, Rod Whiton, Gary Zell and John Simento resigned as directors, except that Mr. Whiton’s resignation will not be effective until ten days after the mailing to shareholders of this information statement (the “Information Statement”) pursuant to Rule 14f-1, promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”). At the Closing, John Possumato, Adam Potash and Paul Patrizio were appointed directors, provided that the appointments of Messrs. Potash and Patrizio will not be effective until ten days after this Information Statement is mailed to shareholders.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms of the Share Exchange Agreement, a copy of which was filed with the Securities and Exchange Commission on December 14, 2021 as Exhibit 10.1 to our Current Report in Form 8-K dated December 7, 2021.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes certain terms of the Share Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

VOTING SECURITIES

As of the date of this Information Statement, we are authorized to issue 50,000,000 shares of Common Stock, par value $0.0001 per share, of which 13,650,941 shares were issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

At the time of Closing, we filed with the Delaware Secretary of State a Certificate of Designations, Rights and Preferences for the Preferred Stock. At the Closing, we issued 2,592,791 shares of Preferred Stock. Each share of Preferred Stock is convertible into 33.94971 shares of Common Stock, which entitles the Preferred Stockholders to 85% of the Company’s Common Stock, determined on a fully-diluted basis as of the date of Closing, but prior to any shares issued in the Financing. In addition, each share of Preferred Stock is entitled to dividends and voting rights on an “as converted” basis with the holders of Common Stock.

CHANGE OF CONTROL

Pursuant to the terms of the Share Exchange Agreement, at the Closing DIA became our wholly-owned subsidiary and the DIA Shareholders were issued Preferred Stock which is convertible into, and has voting rights equal to, 85% of our then issued and outstanding capital stock on a fully diluted basis prior to the Financing The transactions contemplated by the Share Exchange Agreement were intended to be a reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

The shares of our Preferred Stock issued in connection with the Share Exchange Agreement were issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement. Ten days after this Information Statement is mailed to shareholders, Mr. Whiton’s resignation from the Board will become effective and Messrs. Potash and Patrizio’s appointment to the Board will become effective.

Name	Age	Title
Rod K. Whiton	52	Director
John Possumato	60	Director and Chief Executive Officer
Adam Potash	55	Chief Operating Officer and Proposed Director
Paul Patrizio	65	Proposed Director
Mike Elkin	65	Chief Financial Officer

Rod K. Whiton became a director in February 2020. On June 2, 2020, Mr. Whiton became the president of the Company. Mr. Whiton has over 20 years of experience managing public and private investments. His experience focuses largely on early stage and turnaround operations in franchising, technology, biometrics, manufacturing, and payment processing. In addition, Mr. Whiton was an early investor in the Company and served as its Interim CEO from July 22, 2015 to May 11, 2017. He has owned and managed a successful private cosmetics company for over 10 years. From October 2016 to the present, Mr. Whiton has been managing member of Trew Pharma LLC, which used to manufacture, markets, and distributes beauty products (but is in the process of winding down operations), and from January 2019 to the present has been CEO of Smart Tires USA LLC, a franchise company that provides a rent-to-own program for tires.

John Possumato is a noted consultant, author and speaker in the automotive industry, is the Founder and CEO of DIA since 2018. A serial entrepreneur and a franchise car dealership owner veteran, Possumato has over 35 years of leadership experience fostering and growing start-up companies. Also known by vehicle manufacturers, Possumato helped create the dealer focused commercial fleet programs for Ford, General Motors, and Jaguar. Possumato conceived of DriveItAway in 2017, while at Automotive Mobile Solutions LLC, a technology company he founded and led as CEO in 2012, to adapt new mobile marketing innovations to automotive retailers. He is also an attorney, a graduate of the Law School at the University of Pennsylvania (J.D.) and the Wharton School of Business (B.S.), is a member of the Bar of the State of Pennsylvania, was a Wharton School Entrepreneur in Residence, University City Science Center OnRamp Founder in Residence, a founding Board member of the International Automotive Remarketers Alliance, and past Counsel to the Board of Directors of the Automotive Fleet and Leasing Association. He most recently helped create the Drive For Freedom Foundation, a 501(c)(3) nonprofit created to alleviate the “Poverty of the Carless.”

Adam Potash began his career in a start-up engaging in passenger transportation and has been involved in mobility-based start-ups ever since. In 2011, he founded and became CEO of Minds’ Eye Innovations, which provided ride sharing software to taxi companies to compete against Uber and Lyft. He grew the company to service over 70 taxi companies processing 10,000+ orders per day. Mr. Potash later joined a ride share start-up called Leap that was assembled by former management members of Gett Taxi (3rd largest ride share company in NYC) and became the CTO helping the team bring to market a new ride share concept. In 2019, Potash became COO of DIA, helping DIA launch its “Pay As You Go” car ownership program, where he continues to lead product development and operations. He is a graduate of Villanova University.

Paul Patrizio has been a corporate attorney, an investment banker, a venture capitalist, and a corporate executive, for both public and private companies over his more than 35-year career. Since 2015, he has been the Managing Partner of Apogee Partners LLC, a private investment company with equity interests in a diverse set of growth companies. He is also a Senior Partner at Patrizio & O’Leary LLP, a law firm in Princeton, NJ that specializes in representing both public and private companies as well as their investors in corporate transactions and general business matters. Mr. Patrizio has been a director of numerous public and private companies and from 2018-2020 was also Chairman and CEO of Arista Financial Corp., a publicly traded truck leasing company that ceased its operations due to the Covid crisis. Mr. Patrizio holds an L.L.M. in Corporation Law from N.Y.U. Law School, J.D. from New York Law School, an MBA in Finance from Pace University, and a B.A from St. Michael’s College and is admitted to practice law in New Jersey, New York, and Pennsylvania.

Mike Elkin became the Company’s Chief Financial Officer on October 1, 2020. Mr. Elkin has over 20 years of experience as a controller and financial manager. His experience includes providing financial and accounting advice to REIT’s, non-profits and turnaround situations in the manufacturing, distribution and service company sectors. Since 2017, Mr. Elkin has served as the controller for a private Real Estate Investment Trust (“REIT”). From 2005 to 2006, Mr. Elkin operated a consulting business in which he served as part-time controller or chief financial officer for various private businesses. Mr. Elkin has a B.S. Degree in Accounting from the University of Florida, a Masters Degree in Accounting from Nova Southeastern University, and a Masters Degree in Finance from Florida International University. Mr. Elkin has been recognized by the Jacksonville Business Journal as CFO of the year. He was also honored by the Jacksonville Jewish Journal for Social Action Work in the community.

None of the directors and executive officers share any familial relationship with any other executive officers or key employees.

None of the directors and executive officers has been involved in any legal proceedings as listed in Regulation S-K, Item 401(f).

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Rod Whiton and John Possumato, will increase to three (3) authorized directors immediately following the tenth (10th day after this Information Statement is mailed to shareholders. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

The Board has adopted a Code of Ethics, which is available at www.creativelearningcorp.com, that sets forth various policies and procedures intended to promote the ethical behavior of the Company’s employees, officers and directors. The Code of Ethics describes our policy on conflicts of interest.

The executive officers and the Board are also required to complete a questionnaire on an annual basis which requires them to disclose any related person transactions and potential conflicts of interest. The responses to these questionnaires are reviewed by outside corporate counsel, and, if a transaction is reported by an independent director or executive officer, the questionnaire is submitted to the Audit Committee, or the independent directors if there is no Audit Committee. If necessary, the Audit Committee or the independent directors, as applicable, will determine whether the relationship is material and will have any effect on the director’s independence. After making such determination, the Audit Committee or independent directors, as applicable, will report its recommendation on whether the transaction should be approved or ratified by the entire Board.

Director Independence

Our Common Stock is currently quoted on the over the counter market. Since the over the counter market does not have its own rules for director independence, we use the definition of independence established by the NASDAQ Stock Market. Under applicable NASDAQ Stock Market rules, a director will only qualify as an “independent director” if the director at any time in the past three years (a) was employed by us, (b) received more than $120,000 in compensation from us, other than for board services, (c) had a family member who was employed as an executive officer of us, (d) was, or had a family member that was, a partner, controlling shareholder or executive officer of any organization that received payments for property or services that exceeded the greater of 5% of the recipient’s gross revenues or $200,000, (e) was, or had a family member that was, employed as an executive officer of another entity during the past three years where any of the executive officers of us serve on the compensation committee, or (f) was, or had a family member that was, a partner in our auditor at any time in the past three years. At this time, we have determined that we have no independent directors.

Board Meetings

During the fiscal year ended September 30, 2021, the Board held four regular meetings and two special meetings. During fiscal 2021, each director attended at least 75% of all Board meetings.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

The Board does not currently have any committees, including an audit, nominating or compensation committees, or committees performing similar functions. The Board has approved the formation of an audit committee, and an audit committee charter, but no members currently serve on the audit committee. The functions that might be delegated to such committees are carried out by our Board, to the extent required. Further we believe that the cost of associated with such committees, is not justified under our current circumstances.

We also do not have a Board member that qualifies as an “audit committee financial expert” as such term is defined in the rules of the Securities and Exchange Commission. During the year ended September 30, 2021 we did not compensate any person for serving on the Board.

Director Nomination Process

Our Board is responsible for overseeing the selection of persons to be nominated to serve on our Board, and has not formed separate nominating committee. The Board believes that nominating decisions are best determined by the entire board in light of a recent proxy solicitation effort by certain shareholders to make changes to the board’s composition. The Board does not have a formal policy on Board candidate qualifications. The Board may consider those factors it deems appropriate in evaluating director nominees made either by the Board or stockholders, including judgment, skill, strength of character, experience with businesses and organizations comparable in size or scope to the Company, experience and skill relative to other Board members, and specialized knowledge or experience. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. “Diversity,” as such, is not a criterion that the Board considers. The directors will consider candidates from any reasonable source, including current Board members, stockholders, professional search firms or other persons. The directors will not evaluate candidates differently based on who has made the recommendation.

The Board nomination process is designed to ensure that the Board fulfills its responsibility to recommend candidates who are properly qualified to serve the Company for the benefit of all of its stockholders, consistent with the standards established by the Board under our corporate governance principles. There have been no material changes to the procedures by which shareholders may recommend nominees to our board of directors.

Board Leadership Structure and Role in Risk Oversight

At present, we have two (2) directors, none of whom have been named as “chairman.” At present, we have determined that this leadership structure is appropriate for the Company due to our limited operations and resources. The Board recognizes that the leadership structure is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

Ten days following the mailing of this Information Statement, the Board will be reconstituted to comprise three (3) directors, John Possumato, Adam Potash and Paul Patrizio.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Our stockholders and other interested parties may send written communications directly to the Board or to specified individual directors, including the Chairman or any other non-management directors, by sending such communications to our corporate headquarters. Such communications will be reviewed by our outside legal counsel and, depending on the content, will be:

●	forwarded to the addressees or distributed at the next scheduled board meeting;

●	if they relate to financial or accounting matters, forwarded to the audit committee or distributed at the next scheduled audit committee meeting;

●	if they relate to executive officer compensation matters, forwarded to the compensation committee or discussed at the next scheduled compensation committee meeting;

●	if they relate to the recommendation of the nomination of an individual, forwarded to the full Board or discussed at the next scheduled Board meeting; or

●	if they relate to our operations, forwarded to the appropriate officers of our company, and the response or other handling of such communications reported to the Board at the next scheduled board meeting.

Stockholders may send communications to the Board by writing to Creative Learning Corporation, 14 Kings Highway, Haddonfield, NJ 08033, Attention: Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires directors, executive officer and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports or changes in ownership of such equity securities. Such persons are also required to furnish us with copies of all Section 16(a) forms that they file. Based upon a review of the copies of the forms furnished to us and written representations from certain reporting persons, we believe that, during the year ended September 30, 2021, none of our executive officers, directors or beneficial owners of more than 10% of any class of registered equity security failed to file on a timely basis any such report, except as follows:

☐                On January 22, 2021, April 6, 2021, May 10, 2021, August 11, 2021, and November 23, 2021, Blake Furlow, who beneficially owns more than 10% of the Company’s Common Stock, filed Form 4’s that included sales of Common Stock that were reported past the deadline for reporting such sales on Form 4.

EXECUTIVE COMPENSATION

The following identifies the elements of compensation for the fiscal years 2021 and 2020 with respect to our “named executive officers,” which term is defined by Item 402 of the SEC’s Regulation S-K to include (i) all individuals serving as our principal executive officer at any time during fiscal year 2021, (ii) our two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at September 30, 2021 and whose total compensation (excluding nonqualified deferred compensation earnings) exceeded $100,000, and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to the foregoing item (ii) but for the fact that the individual was not serving as an executive officer of the Company at September 30, 2021.

Based on our compensation for the fiscal year ended September 30, 2021, Rod Whiton and Christopher Rego constitute our only “named executive officers” pursuant to Item 402 of Regulation S-K.

Summary Compensation Table

			Stock	All Other
	Fiscal		Compensation	Compensation
Name and Principal Position	Year	Salary	(4)	(5)	Total
Rod K. Whiton (1)	2021	$100,000	$—	$—	$100,000
President	2020	$33,333	$—	$—	$33,333

Christopher Rego (2)	2021	$100,000	$—	$—	$100,000
CEO	2020	$40,000	$—	$—	$40,000

1)	Rod K. Whiton has acted as our president from June 2, 2020 to September 30, 2021, and our Principal Executive Officer from August 4, 2020 to September 30, 2021.

2)	Christopher Rego has acted as president of one of our operating subsidiaries from February 5, 2020 to April 30, 2020, and CEO from May 1, 2020 to September 30, 2021. Mr. Rego was our Principal Executive Officer from May 1, 2020 to August 4, 2020.

Compensation Philosophy

The Board is responsible for creating and reviewing the compensation of our executive officers, as well as overseeing our compensation and benefit plans and policies and administering our equity incentive plans. We believe in providing a competitive total compensation package to its executives through a combination of base salary, annual performance bonuses, and long-term equity awards. The executive compensation program is designed to achieve the following objectives:

●	provide competitive compensation that will help attract, retain and reward qualified executives;

●	align executives’ interests with our success by making a portion of the executive’s compensation dependent upon corporate performance; and

●	align executives’ interests with the interests of stockholders by including long-term equity incentives.

The Board believes that our executive compensation program should include annual and long-term components, including cash and equity-based compensation, and should reward consistent performance that meets or exceeds expectations. The Board evaluates both performance and compensation to make sure that the compensation provided to executives remains competitive relative to compensation paid by companies of similar size and stage of development operating in the payment processing industry and taking into account our relative performance and its own strategic objectives.

Employment Agreements

We have no employment agreements with our executive officers.

Outstanding Equity Awards At Fiscal Year-End

None of the named executive officers have any unvested equity awards or unexercised options in the Company as of September 30, 2021.

Severance and Change of Control Benefits

The Company does not currently have any agreements with its named executive officers or directors which provide for severance or change of control benefits.

Employee Benefit Plans and Pension Benefits

The Company does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans. The Company does not have a defined benefit, pension or profit-sharing plan.

The Company sponsors a 401(k) plan, in which our named executive officers’ participate on the same basis as our other employees. Effective May 1, 2015, our Board approved a matching contribution of 100% on the first 4% of an employee’s compensation which is treated as an elective deferral. During the years ended September 30, 2021 and 2020, the Company made contributions to this plan of approximately $443 and $10,775, respectively.

The Company did not grant any stock options or stock appreciation rights to our named executive officers in the last fiscal year. The Company did not reprice any options or stock appreciation rights during the last fiscal year. The Company did not waive or modify any specified performance target, goal or condition to payout with respect to any amount included in any incentive plan compensation included in the summary compensation table.

Nonqualified Deferred Compensation

None of our named executive officers are covered by a deferred contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Compensation of Directors

No director of the Company received any compensation during the year ended September 30, 3021 on account of services rendered in such capacity. Our Board does not have a current compensation policy for its directors. However, we reimburse our directors for reasonable travel and other related expenses.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 27, 2019, in connection with their service on the Board of Directors for fiscal years 2017, 2018 and 2019, the Company approved the issuance of (i) 99,362, (ii) 272,472, (iii) 112,739 and (iv) 272,472 shares of Common Stock to Blake Furlow, Gary Herman, Bart Mitchell and JoyAnn Kenny-Charlton, respectively as well as a total of cash payments of $85,041.

Christopher Rego has been a director since February 5, 2020, and our Chief Executive Officer since May 1, 2020. Prior to his appointment, Mr. Rego purchased an active franchise in California. During the years ended September 30, 2021 and 2020, the Company recognized royalty revenues from the franchise of $6,188 and $16,650, respectively, and recognized marketing fee revenue from the franchise of $0 and $829, respectively. Total payments made by the franchisee were $7,550 and $7,681, respectively. As of September 30, 2021 and 2020 the accounts receivable balance with the franchise was $16,884 and $11,894, respectively and the franchises had deferred revenue balances of $0.

John Simento has been a director of the Company since May 19, 2020. Prior to Mr. Rego’s and Mr. Simento’s appointments with the Company, they purchased a Company franchise in the United Arab Emirates (the “UAE”). The Company filed an arbitration complaint against them in December 2019 regarding issues related to opening the franchise. The complaint was resolved by a Settlement Agreement dated February 5, 2020. Under the Settlement Agreement, the Company forgave all back royalty fees through July 2019, equally $18,825, and agreed to defer all other fees until the franchise was able to obtain a business license to operate in the UAE., which is currently delayed due to the Coronavirus pandemic. The franchise is currently non-operational as a result of an inability to obtain the issuance of a business license form the UAE due to the Coronavirus pandemic. If the franchise is not able to procure the necessary authorizations to operate, the franchisees would not owe any franchise fees. As a consequence, we have not realized any revenue from the franchise.

Christopher Rego, our chief executive officer, is also the CEO of Teknowland, a software development company, with which the Company entered into an agreement on March 10, 2020 to perform development and maintenance services in relation to the Company’s franchise management software. The term of the agreement is six months, subject to auto-renewal until Teknowland had completed its obligations under the agreement, but subject to each party’s right to terminate the agreement at any time on 30 days’ notice. Under the agreement, the Company was obligated to pay Teknowland a fee of $12,900 per month for development and maintenance services. Starting in November 2020, the Company and Teknowland orally agreed to reduce the monthly amount that the Company is obligated to pay to $3,000 per month.

During the year ended September 30, 2020, the Company and Mr. Rego orally agreed that Mr. Rego and Teknowland would develop an eLearning program to enable the Company to offer educational programs over the internet. No agreement was reached regarding whether the Company or Teknowland would own the eLearning program, or the terms under which the Company would be entitled to use the program on a long-term basis, whether as owner or licensee. The Company orally agreed to pay Teknowland $10,000 per month for five months for hosting and content costs incurred by Teknowland, of which $40,000 has been paid. After testing the program, the Company’s board decided in December 2020 not to pursue the E-Learning program.

Beginning in January 2021, Teknowland began hosting the Company’s website at a cost of $5,000 per month pursuant to an oral agreement.

On February 12, 2021, the Company, Chris Rego and Teknowland entered into an agreement under which the parties mutually agreed to terminate the March 10, 2020 agreement to develop and maintain the Company’s franchise management system, and the oral agreement under which Teknowland hosted the Company’s website. In both cases, the Company has engaged an independent firm to provide the services. Under the same agreement, the Company agreed to transfer and assign to Teknowland all of the Company’s rights in an E-Learning program developed by Teknowland for the Company. The Company evaluated the E-Learning program on a trial basis, and elected not to pursue it as a line of business. The Company agreed to pay Teknowland $50,000 to pay all invoices associated with the two agreements and the E-Learning program, of which $20,000 was payable at execution of the agreement, $20,000 was payable 30 days later and $10,000 was payable 60 days later. As of March 31, 2021 $20,000 has been paid and $30,000 is still owed.

On December 7, 2021, the Company entered into a Sale Agreement with StroomX, LLC (the “Purchaser”), under which the Company agreed to sell all of the Company’s subsidiaries (the “Learning Subsidiaries”) involved in its learning business (the “Learning Business”), as well as any assets of the Learning Business that are not owned by the Learning Subsidiaries, to the Purchaser. In connection with the sale, the Purchaser agreed to pay the Company $150,000, in cash or stock of the Company at the Purchaser’s election, assume all liabilities of the Learning Business, and to indemnify and hold the Company harmless from any such liabilities. The Purchaser is controlled by Christopher Rego, the Company’s current chief executive officer. Closing of the sale will occur after the Board is reconstituted ten days after the mailing of this Information Statement. An informal committee of independent directors determined that the sale price for the Learning Business was fair under the circumstances. Among the factors considered by the informal committee were the lack of any offers for the Learning Business generated from marketing the Learning Business in 2021, and the conclusions of a valuation consultant engaged by the board to determine the fair market value of the Learning Business in 2021.

On or about December 6, 2019, Christopher Rego and Rod Whiton (the “Solicitors”) commenced a consent solicitation to the shareholders of the Company and on February 5, 2020, the Company and the solicitors entered into an agreement to settle their dispute over the consent solicitation. The settlement resulted in the Company paying $10,000 as reimbursement for certain costs that they incurred related to the consent solicitation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 24, 2022, certain information concerning the beneficial ownership of our Common Stock by (i) each person known by us to own beneficially five percent (5%) or more of the outstanding shares of each class, (ii) each of our directors and named executive officers, and (iii) all of our executive officers and directors as a group.

The number of shares beneficially owned by each 5% stockholder, director or executive officer is determined under the rules of the Securities & Exchange Commission, or SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares that the individual or entity has the right to acquire within 60 days after February 24, 2022 through the exercise of any stock option, warrant or other right, or the conversion of any security. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion in the table below of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Each person’s status as officer or director is determined as it will exist ten days after the mailing of this Information Statement, at which time Mr. Whiton’s resignation from the Board will become effective and Messrs. Potash and Patrizio’s appointment to the Board will become effective.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
5% Beneficial Owners:
John Possumato (2) (7)	36,841,508	73.0%
Adam Potash (3) (7)	36,591,095	72.8%
Paul Patrizio (4) (7)	10,184,912	42.7%
Blake Furlow 2110 N. Westgate Drive Boise, ID 83704	1,771,110	13.0%
Michelle Cote (5) 1600 San Carlos St. St. Augustine, FL 32080	1,420,000	10.4%
Rod Whiton (6) (7)	1,299,035	9.5%
Named Executive Officers and Directors:
John Possumato (2) (7)	36,841,508	73.0%
Adam Potash (3) (7)	36,591,095	72.8%
Paul Patrizio (4) (7)	10,184,912	42.7%
All Officers and Directors as a Group	83,617,515	86.0%

(1)	Based upon 13,650,941 shares of Common Stock issued and outstanding as of February 24, 2022, and 2,592,791 shares of Preferred Stock which are convertible into 88,024,493 shares of Common Stock.

(2)	Includes 56,250 shares of Preferred Stock owned by Mr. Possumato and 1,028,679 shares of Preferred Stock owned by DriveItAway LLC, which is owned by Mr. Possumato, which are convertible into 37,019,788 shares of Common Stock at the option of the holders.

(3)	Includes 77,621 shares of Preferred Stock owned by Mr. Potash and 1,000,000 shares of Preferred Stock owned by Minds’ Eye Innovation, Inc., which is owned by Mr. Potash, which are convertible into 36,770,423 shares of Common Stock at the option of the holders.

(4)	Includes 300,000 shares of Preferred Stock owned by AEP Holdings LLC, which is controlled by Mr. Patrizio, which are convertible into 10,236,556 shares of Common Stock at the option of the holder.

(5)	All shares held by Cote Trading, LLC, an entity controlled by Ms. Cote.

(6)	Includes 6,067 shares held in UTMA accounts for Mr. Whiton’s children, over which Mr. Whiton has voting and dispositive power.

(7)	The address for the shareholder is c/o DriveItAway, Inc., 14 Kings Highway, Haddonfield, NJ 08033.

Changes in Control

Except as contemplated by the Share Exchange Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Creative Learning Corporation

Dated: February 25, 2022	By:	/s/ John Possumato
	Name:	John Possumato, CEO